Filed by Wright Medical Group, Inc.

pursuant to Rule to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Commission File No. 001-35823

Headquarters Wright Medical Technology, Inc. 1023 Cherry Road Memphis, TN 38117 901 867 9971 wmt.com
October 27, 2014 Dear Valued Supplier,

We are pleased to inform you that today Wright and Tornier have jointly announced their intent to merge. Both businesses are publicly-traded medical device companies focused on providing solutions for the extremities markets. This compelling, highly complementary merger will create a mid-sized, growth company uniquely positioned with leading technologies and specialized sales forces in three of the fastest growing areas of orthopaedics—Upper Extremities, Lower Extremities, and Biologics.

Wright and Tornier share a specialty focus, a commitment to product innovation, a culture of scientific advancement, and physician-driven service. In bringing our two companies together, we will create a premier high-growth, global Extremities-Biologics company that is dedicated to providing solutions that enable clinicians to alleviate pain and restore their patients’ lifestyles.

Please note that although there will be no immediate changes to how we do business as a result of the transaction, the new combined business will be named Wright Medical Group N.V. We expect that the transaction will close in the first half of 2015. Until then, it will be business as usual for all of our suppliers.

We will provide you with additional information as it becomes available. If you have any immediate questions, please feel free to speak with your regular point of contact at Wright.

We are excited about Wright’s future and look forward to continuing our successful partnership with you.

Sincerely,

ROBERT PALMISANO | President & Chief Executive Officer

Wright Medical Group, Inc.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.